Mail Stop 3561

June 8, 2006

Via Fax & U.S. Mail

Paul J. Crecca
Chief Financial Officer
Haights Cross Communications, Inc.
10 New King Street, Suite 102
White Plains, NY 10604

> **Re: Haights Cross Communications, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 22, 2006**
> **File No. 333-109381**

Dear Mr. Crecca:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 5

1.   Your current disclosures regarding your exposure to interest rate risk do not
        comply with the requirements outlined in Item 305(a) of Regulation S-K as your
        secured term loans bear interest at floating rates. Please revise your disclosures
        regarding your exposure to interest rate risk so that they include the quantitative
        disclosures outlined in Item 305(a) of Regulation S-K and are presented in one of
        the suggested formats outlined in Item 305(a)(i) through(iii) of Regulation S-K.

Consolidated Balance Sheets, page 54

2.   Please explain the nature of the amount reflected in your consolidated balance
        sheets that is described as "deferred gain on Series B cancellation."   As part of
        your response, tell us the significant terms of the transaction that resulted in this
        gain and explain how the gain was calculated. As please explain how and when
        the deferred gain will be recognized in your consolidated statements of
        operations.

Note12. Equity and Redeemable Preferred Stock, page 74

3.   Tell us and disclose in the notes to your financial statements in future filings the
        significant terms of the transactions in which you cancelled 1,194,814 warrants to
        acquire common stock and 1,245 warrants to acquire Preferred A stock in two
        separate Series B senior preferred stock retirement transactions.

4.   We note from the disclosure on page 76 that at December 31, 2005, you had
        2,139,047 shares reserved for the conversion of outstanding warrants. In future
        filings, please revise the notes to your financial statements to include all of the
        disclosures required by Rule 4-08(i) of Regulation S-X.

Other

5.   We note from the disclosure on pages 20 and 103 that Media /Communications
        Partners III Limited Partnership owns 71.7% of the Company's outstanding
        common shares and therefore has the ability to influence or control your
        operations. In future filings, please revise the notes to your financial statements
        to disclose the existence of this control relationship. Refer to the requirements of
        paragraph 2 of SFAS No.57.

Schedule II – Valuation and Qualifying Account Summary, page 92

6.   Refer to footnote (2) - Please explain why the reserves added in connection with the acquisitions of Scott Publishing and CMEinfo resulted in $3,831 of charges to costs and expenses during 2005. Since the net assets acquired in these acquisition transactions would be recognized at fair value in accordance with the requirements of SFAS No.141, we do not understand why reserves added in connection with these acquisitions would result in a charge to costs and expenses during 2005. Please advise or revise as appropriate.

Form 8-K dated May 9, 2006

7.   Reference is made to the non-GAAP financial measure, "Adjusted EBITDA," defined by management as EBITDA adjusted for restructuring and related charges. In addition to your discussion regarding the reasons why management uses EBITDA and its importance to investors, please also similarly address "Adjusted EBITDA" in accordance with Regulation G and FR-65 in future press releases, where applicable.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief